Exhibit 99.1

VCI Global Provides Strategic Update on AI-Native Transformation and Subsidiary Spin-Off; Reaffirms Commitment to Nasdaq Compliance

Update Reflects Ongoing Business Model Transition, Subsidiary Registration Activity, and Commitment to Monitoring Listing Standards

10 February 2026 | Globe Newswire

KUALA LUMPUR, Malaysia, February 11, 2026 – VCI Global Limited (NASDAQ: VCIG) (“VCI Global” or the “Company”), a diversified holding company transitioning toward an AI-Native operating platform, today provided a strategic update on its evolving business model and reaffirmed its commitment to maintaining compliance with Nasdaq listing requirements.

Validation of Modular Spin-Off Strategy

VCI Global continues to advance its strategy to unlock value from its subsidiaries through potential independent listings. The Company confirms that its consulting arm, V Capital Consulting Group Limited (“VCCG”), filed a Form F-1 registration statement with the U.S. Securities and Exchange Commission on January 28, 2026, in connection with a proposed listing on the Nasdaq Capital Market.

This initiative reflects VCI Global’s modular operating approach, under which selected business units may be scaled and positioned for potential independence. The Company believes this structure may enhance strategic focus, improve capital allocation efficiency, and support long-term shareholder value, although there can be no assurance regarding the timing or completion of any listing.

Progress Toward an AI-Native Operating Platform

Following the planned carve-out of its consulting segment, VCI Global is accelerating its transition toward an AI-Native operating model, with artificial intelligence positioned as a core layer across its business ecosystem. The Company is implementing a centralized automation roadmap aimed at embedding proprietary AI frameworks across key industrial verticals, including robotics, clean energy, automotive, mobility solutions, and selected consumer-oriented businesses.

Management believes that integrating AI at the operational level may enhance efficiency, support scalable growth, and enable more data-driven decision-making across its portfolio, while maintaining the flexibility to adapt to evolving market and technological developments.

Commitment to Nasdaq Listing Compliance

VCI Global continues to actively monitor its compliance with the continued listing requirements of The Nasdaq Capital Market, including the minimum bid price requirement.

“We remain fully committed to maintaining our Nasdaq listing and to addressing the minimum bid price requirement. Our ongoing strategic initiatives, including the proposed VCCG spin-off and our broader AI-focused transition, are intended to strengthen our operating platform over the long term. We will continue to keep shareholders informed as developments progress,“ said Dato’ Victor Hoo, Group Executive Chairman and CEO of VCI Global.

About VCI Global Limited

VCI Global Limited (NASDAQ: VCIG) is an AI-native operating platform designed to scale and optimize businesses through centralized intelligence, data, and capital discipline.

The Company operates a platform-based model in which subsidiaries, affiliates, and portfolio companies plug into VCI Global’s centralized AI, data, governance, and capital allocation systems, enabling faster execution, improved capital efficiency, and scalable growth across multiple industries.

VCI Global’s platform centralizes AI-enabled execution, standardized KPI frameworks, financial and governance controls, and strategic capital allocation, while operating businesses focus on revenue generation, customer relationships, and local execution.

The Company maintains exposure across advisory, AI, and digital infrastructure, digital assets, energy, automotive, and consumer sectors, and continuously evaluates opportunities to scale, spin off, divest, or discontinue businesses based on performance, scalability, and return on capital.

VCI Global’s platform-centric approach is designed to enhance productivity, improve IPO readiness, and unlock long-term value through disciplined growth and selective capital deployment.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements are based only on our current beliefs, expectations, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

For media queries, please contact:

VCI GLOBAL LIMITED

enquiries@v-capital.co